Filed Pursuant to Rule 433

Registration No. 333-223194

September 12, 2019

Markel Corporation

Pricing Term Sheet

$300,000,000 3.350% Senior Notes due 2029 (the “2029 Senior Notes”)

Issuer:	Markel Corporation

Anticipated Ratings/Outlook:	Baa2 (stable) / BBB (stable) / BBB+
(Moody’s / S&P / Fitch)*:	(stable)

Security Type:	SEC Registered Senior Notes

Trade Date:	September 12, 2019

Settlement Date**:	September 17, 2019 (T+3)

Interest Payment Dates:	March 17 and September 17 of each year, commencing on March 17, 2020

Maturity Date:	September 17, 2029

Principal Amount:	$300,000,000

Benchmark Treasury:	1.625% UST due August 15, 2029

Benchmark Treasury Price / Yield:	98-16 / 1.791%

Spread to Benchmark Treasury:	+158 basis points

Yield to Maturity:	3.371%

Coupon:	3.350%

Public Offering Price:	99.823% of the principal amount, plus accrued interest, if any, from September 17, 2019

Net Proceeds to Issuer before Expenses:	$297,519,000

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to June 17, 2029 (3 months prior to maturity), at a make-whole redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments discounted at a rate equal to the sum of the applicable Treasury Rate plus 25 basis points. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated September 12, 2019, for more information.

Par Call:	On or after June 17, 2029 (3 months prior to maturity), redemption at par. In each case, any accrued and unpaid interest will be paid to, but excluding, the redemption date. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated September 12, 2019, for more information.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN:	570535AU8 / US570535AU83

Concurrent Offering:	Concurrent with this offering, the Issuer is offering $500,000,000 of its 2050 Senior Notes.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.

Co-Managers:	BofA Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
SunTrust Robinson Humphrey, Inc.
The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the 2029 Senior Notes will be made to investors on or about September 17, 2019, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2029 Senior Notes on the date of this pricing term sheet will be required, by virtue of the fact that the 2029 Senior Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the 2029 Senior Notes who wish to trade the 2029 Senior Notes prior to the date of delivery should consult their advisors.

This pricing term sheet supplements the preliminary prospectus supplement, dated September 12, 2019, and the related prospectus, dated February 23, 2018; capitalized terms used in this pricing term sheet, but otherwise not defined herein, shall have the meanings assigned to them in the preliminary prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at (212) 834-4533.